Exhibit 10.2

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”), dated July 12, 2019, by and between Keane Group, Inc., a Delaware corporation (the “Company”), and Robert Drummond (the “Executive”) (each, a “Party” and, together, the “Parties”). The “Effective Date” of this Agreement shall be the “Closing Date” as defined in the Agreement and Plan of Merger by and among C&J Energy Services, Inc., a Delaware corporation (“Crown”), the Company and King Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of the Company, dated as of June 16, 2019 (as amended, the “Merger Agreement”). This Agreement is expressly conditioned upon the consummation of the “Closing” (as defined in the Merger Agreement). Should the Closing not occur, this Agreement shall be null and void and of no force and effect and the Prior Employment Agreement, as defined below, shall remain in effect.

WHEREAS, the Executive is currently employed by the Company pursuant to an Employment Agreement with the Company, dated as of May 10, 2018 (the “Prior Employment Agreement”); and

WHEREAS, the Parties desire to amend and restate the Prior Employment Agreement in its entirety as set forth herein and supersede the Prior Employment Agreement effective on the Effective Date, conditioned upon the consummation of the Closing of the transactions contemplated by the Merger Agreement.

WHEREAS, the Board of Directors of the Company (“Board”) has authorized the execution of this Agreement with the Executive.

NOW, THEREFORE, in consideration of the mutual promises and conditions herein set forth, the Parties agree as follows:

1.    Employment and Acceptance; Effective Date. The Company shall continue to employ the Executive, and the Executive shall accept such continued employment, subject to the terms of this Agreement, commencing on the Effective Date.

2.    Term. Subject to earlier termination pursuant to Section 5 of this Agreement, this Agreement and the employment relationship hereunder shall continue until August 6, 2021 (the “Initial Term”) and shall automatically renew for one-year intervals thereafter (each, an “Extended Term”) unless either Party shall have given written notice to the other at least 90 days prior to the end of the Initial Term or an Extended Term, as applicable, that it does not wish to extend the Term. As used in this Agreement, the “Term” shall refer to the period beginning on the Effective Date and ending on the date the Executive’s employment terminates in accordance with this Section 2 or Section 5 (the date the Executive’s employment terminates, the “Termination Date”). In the event that the Executive’s employment with the Company terminates, the Company’s obligation to continue to pay, after the Termination Date, Base Salary (as defined below), Bonus (as defined below) and other unaccrued benefits shall terminate except as may be provided for in Section 5 below.

3.    Duties, Title and Location.

3.1    Title. The Company shall employ the Executive to render exclusive and full-time services to the Company; provided that the Executive may, and it shall not be considered a violation of this Agreement for the Executive to: (a) engage in or serve such professional, civic, trade association, charitable, community, educational, religious or similar types of organizations or speaking engagements as the Executive may select; (b) subject to the prior approval of the Board, serve on one public company board other than the Board so long as such service does not create a conflict of interest with Executive’s responsibilities under this Employment Agreement; (c) subject to the prior approval of the Board, serve on additional non-public company boards of directors or advisory committees of any entities, or engage in other business activities so long as such service does not create a conflict of interest with Executive’s responsibilities under this Employment Agreement; and (d) attend to the Executive’s personal matters and/or the Executive’s and/or his family’s personal finances, investments and business affairs, so long as such service or activities described in clauses (a), (b), (c) and (d) immediately preceding do not significantly interfere with the performance of the Executive’s responsibilities as an employee of the Company in accordance with this Agreement. The Parties acknowledge and agree that, as of the Effective Date, the Executive’s service as a member of the board of director of Franks International N.V. has been approved by the Board pursuant to Section 3.1(b). The Executive shall serve in the capacity of Chief Executive Officer (“CEO”). The Executive shall serve as a voting member of the Board. During the Term, the Company will nominate the Executive for re-election to continue serving as a voting member of the Board; provided that the foregoing shall not be required to the extent prohibited by legal or regulatory requirements. The Executive shall report to the Board.

3.2    Duties. The Executive shall have such duties, powers and authorities as are commensurate with his position as CEO and as may be reasonably assigned by the Board from time to time. The Executive shall devote his full working time and attention to the performance of such duties and to the promotion of the business and interests of the Company and its subsidiaries.

3.3    Location. The Executive shall provide Executive’s services to the Company at the Company’s office in Houston, Texas; provided, however, that the Executive shall be expected to engage in business travel to other locations in the performance of his duties.

4.    Compensation and Benefits by the Company. As compensation for all services rendered during the Term pursuant to this Agreement, the Company shall provide the Executive the following during the Term:

4.1    Base Salary. The Company will pay to the Executive an annual base salary of $800,000, payable in accordance with the general payroll practices of the Company (“Base Salary”). The Base Salary will be subject to review at least annually by the Board for increase, but not decrease.

4.2    Bonuses and Incentives.

(a)    Sign-on Bonus. The Executive acknowledges that pursuant to the Prior Employment Agreement, the Executive received a sign-on bonus (the “Sign-on Bonus”) equal to $800,000, paid in a single cash lump sum payment on the first regularly scheduled payroll date following the Commencement Date (as defined in the Prior Employment Agreement). The Executive acknowledges that the Executive will be required to repay a pro rata portion of the Sign-on Bonus in the event of Executive’s termination for Cause or voluntary resignation without Good Reason on or before August 6, 2020.

(b)    Initial Equity Grants. The Executive acknowledges that pursuant to the Prior Employment Agreement, the Executive received awards under the Keane Group, Inc. Equity and Incentive Award Plan (the “Sign-on Equity Awards”) targeted at a grant date valuation (determined in accordance with the Company’s normal annual equity award valuation methodology) of $5,700,000, consisting of (i) restricted stock units with a grant date value of approximately $2,250,000, vesting in three substantially equal installments on December 31 of each of 2018, 2019 and 2020, (ii) restricted stock units with a grant date value of approximately $2,250,000, vesting 100% on December 31, 2020, and (iii) restricted stock units with a grant date value of approximately $1,200,000.

(c)    Annual Bonus. The Executive shall receive an annual bonus (each, a “Bonus”) in respect of each calendar year during the Term. The Executive’s Bonus shall be targeted at 100% of annual Base Salary at the rate in effect at the end of the relevant calendar year (the “Target Bonus”), based on the achievement of specific annual performance criteria established by the Compensation Committee of the Board (the “Compensation Committee”). The Bonus awarded for a calendar year, if any, shall be payable as soon as practicable following the completion of the Company’s audited financial statements for the calendar year in which such Bonus is earned, but in no event later than March 31 of the calendar year following the calendar year in which such Bonus is earned. Subject to the provisions of Section 5 hereof, the Bonus shall be payable only if the Executive is employed by the Company on the date the Bonus is paid.

(d)    Long-Term Incentive. The Executive shall be eligible to participate in any long-term incentive plan adopted by the Company for its senior management team (each, an “Incentive Plan”) subject to the terms of the Incentive Plan and any applicable award agreements between the Executive and the Company. Unless otherwise agreed by the Board and the Executive, the Executive will annually receive an award or awards under an Incentive Plan having a grant date target value (calculated in accordance with the Company’s normal annual equity award valuation methodology) consistent with the long-term incentives granted under the Incentive Plan to the other Company senior executives in respect of the applicable year as determined by the Compensation Committee after consultation with the Executive.

4.3    Benefits.

(a)    Participation in Benefits Plans. During the Term, the Executive shall be entitled, if and to the extent eligible, to participate in all of the applicable benefit plans and perquisite programs of the Company, which are available to other senior executives of the Company, on the same terms as such other senior executives, including paid time off which shall accrue and may be used in accordance with the Company’s policy as in effect from time to time. The Company may at any time or from time to time amend, modify, suspend or terminate any employee benefit plan, program or arrangement for any reason without the Executive’s consent if such amendment, modification, suspension or termination is consistent with the amendment, modification, suspension or termination for other senior executives of the Company.

(b)    Car Allowance. During the Term, the Executive will be provided with a car allowance of $1,700.00 per month, subject to the Company’s policies regarding automobile use in effect from time to time.

4.4    Expense Reimbursement. The Executive shall be entitled to receive reimbursement for all appropriate business expenses incurred by him in connection with his duties under this Agreement in accordance with the policies of the Company as in effect from time to time, subject to the Company’s requirements with respect to reporting and documentation of such expenses.

5.    Termination of Employment. Except as specifically otherwise provided in this Section 5, if the Executive’s employment with the Company is terminated for any reason, the Company shall no longer be obligated to pay to the Executive any compensation or benefits that would have otherwise been provided pursuant to this Agreement, any other written agreement between the Parties or the terms of any written employee benefit plan in which the Executive participates.

5.1    By the Company for Cause, by the Executive without Good Reason, or Non-Renewal by the Executive.

(a)    If during the Term: (i) the Company terminates the Executive’s employment with the Company for Cause (as defined below) upon written notice from the Board; (ii) the Executive terminates employment without Good Reason upon 60 days’ advance written notice; or (iii) the Executive’s employment terminates due to the Executive giving the Company written notice of his election not to renew the Term pursuant to Section 2 of this Agreement; the Executive shall be entitled to receive the following in a lump sum within 30 days following such termination, or as soon as practicable under the terms and conditions of the applicable plan:

(A)    the Executive’s accrued but unpaid Base Salary through the date of the Executive’s termination;

(B)    any employee benefits that the Executive is entitled to receive upon termination pursuant to the terms of any benefit, compensation, incentive, equity or fringe benefit plans of the Company (other than any severance plan) in accordance with the terms of the applicable plans;

(C)    other than following a termination by the Company for Cause, the unpaid portion of the Bonus, if any, relating to any calendar year prior to the calendar year of the Executive’s termination, payable in accordance with Section 4.2(c);

(D)    expenses reimbursable under Section 4.4 incurred but not yet reimbursed to the Executive as of the date of termination (such payments, rights and benefits referred to in clauses (A)-(D) of this Section 5.1(a) are collectively referred to hereinafter as the “Accrued Benefits”).

(b)    For purposes of this Agreement, “Cause” means: (i) the Executive’s conviction of, or plea of guilty or no contest to, a felony or any crime involving dishonesty or theft; (ii) the Executive’s conduct in connection with his employment duties or responsibilities that is fraudulent or unlawful; (iii) the Executive’s conduct in connection with his employment duties or responsibilities that is grossly negligent and which has a materially adverse effect on the Company or its business; (iv) the Executive’s willful misconduct or contravention of specific lawful directions related to a material duty or responsibility which is directed to be undertaken from the Board; (v) the Executive’s material breach of the Executive’s obligations under this Agreement, including, but not limited to, breach of the Executive’s restrictive covenants set forth in Section 6 hereof; (vi) any act of dishonesty by the Executive resulting or intending to result in material personal gain or enrichment at the expense of the Company, its subsidiaries or affiliates; or (vii) the Executive’s knowing failure to comply with a material provision of a material written policy of the Company, its subsidiaries or affiliates that is applicable to the Executive. In the case of clauses (iv), (v) and (vii), such events or omissions shall not constitute Cause unless and until the Executive shall have been provided notice of such event and a 30-day cure opportunity, if any such action or omission is capable of cure, as reasonably determined by the Board. For purposes of clause (iv) of this Section 5.1(b), no act or failure to act by the Executive shall be considered “willful” unless it is done, or omitted to be done, in bad faith or without a reasonable belief that the Executive’s action or omission was in the best interests of the Company.

(c)    For purposes of this Agreement, “Good Reason” means, without the Executive’s consent: (i) a material breach by the Company of its obligations under this Agreement; (ii) a material diminution of the Executive’s duties or of the Executive’s position or title within the Company; (iii) a material reduction in Base Salary other than as a result of a less-than- 10% reduction that is part of an across-the-board reduction that is applicable to all other senior executives of the Company; (iv) a material reduction in the budget over which the Executive retains authority; or (v) a change of the location of the office at which the Executive is principally employed to a location that increases the Executive’s commute from the Executive’s principal residence as of the date hereof by more than 50 miles. The Executive’s resignation for Good Reason shall be effective upon 30 days’ advance written notice to the Company; provided, however, that an event will cease to constitute Good Reason unless the Executive gives the Company such notice of the Executive’s resignation with the Company within 90 days after the Executive’s knowledge of the occurrence of such event and describes in reasonable specificity the details of such breach. During such 30-day notice period, the Company shall have a right to cure any condition that constitutes Good Reason (such period, the “Cure Period”) and the Executive’s resignation for Good Reason shall be effective upon expiration of the Cure Period only if not cured within the Cure Period; provided that if such breach is not reasonably capable of being cured within the Cure Period despite reasonable good faith efforts by the Company (e.g., in the event of war, fire, terrorist activity, an act of god, or other force majeure type event), then the Cure Period will be deemed to start upon the date that such force majeure event or other performance obstacle has been resolved or otherwise eliminated. If the Company timely cures the condition giving rise to Good Reason for the Executive’s resignation, the notice of termination shall become null and void.

(d)    For purposes of this Agreement, a “Change in Control” shall have the same meaning as provided under the Keane Group, Inc. Equity and Incentive Award Plan.

(e)    For purposes of this Agreement, “Protected Period” means the period beginning 30 days prior to the date a Change in Control is consummated and ending on the two-year anniversary of the date a Change in Control is consummated.

(f)    For purposes of this Agreement, “Disability” means that, as a result of a physical or mental injury or illness, the Executive is unable to perform the essential functions of his job with or without reasonable accommodation for a period of (i) 90 consecutive days or (ii) 120 days in any one-year period.

5.2    By the Company Without Cause; Non-Renewal by the Company or by the Executive with Good Reason.

(a)    If during the Term, (i) the Company terminates the Executive’s employment without Cause (which may be done at any time without prior notice), (ii) the Executive’s employment terminates due to the Company giving the Executive written notice of its election not to renew the Term pursuant to Section 2 or (iii) the Executive terminates employment with Good Reason, the Executive will be entitled to the Accrued Benefits, and, beginning on the 60th day after such termination of employment, subject to Section 8.15(b), but only if the Executive has executed and not revoked within the revocation period a valid release agreement consistent with the terms of this Agreement in a form reasonably acceptable to the Company prior to such date, the Executive shall also be entitled to:

(A)    cash severance payments equal, in the aggregate, to the sum of (i) two years (or three years if the Termination Date occurs during a Protected Period) of the Executive’s Base Salary (disregarding any reduction therein that may constitute Good Reason), plus (ii) two years (or three years if the Termination Date occurs during a Protected Period) of the Executive’s Target Bonus for the calendar year in which the Termination Date occurs, payable over two years (or three years if the Termination Date occurs during a Protected Period) following the Termination Date in equal monthly installments, beginning on the 60th day following the Termination Date;

(B)    a lump-sum cash payment equal to the Target Bonus for the calendar year in which the Termination Date occurs, payable on the 60th day following the Termination Date;

(C)    any awards of stock options, restricted share units, restricted stock units, restricted stock, stock appreciation rights, deferred stock and other equity-based incentives, including, for avoidance of doubt, the Sign-On Equity Awards (collectively referred to as “Equity-Based Incentives”) held by the Executive which have not vested prior to the Termination Date shall immediately vest and any outstanding Equity-Based Incentives held by the Executive which are stock options shall remain exercisable until the earlier to occur of (A) the first anniversary of the effective date of such termination and (B) the final stated expiration date of the applicable Equity-Based Incentive; provided that with respect to any Equity-Based Incentive that is subject to performance-based vesting conditions; (A) to the extent that the Termination Date occurs within the first half of the applicable performance period for such Equity-Based Incentive, then the Equity-Based Incentive shall become fully vested and shall be calculated, settled and delivered at the target level without regard to any performance goal otherwise applicable thereto; and (B) to the extent that the Termination Date occurs within the latter half of the applicable performance period for such Equity-Based Incentive, then the Equity-Based Incentive shall become fully vested and will be calculated, settled and delivered (if at all) subject to and based on the actual performance and achievement of the applicable performance metrics calculated as of the Termination Date; provided, however, if the Termination Date occurs during a Protected Period, any Equity-Based Incentive that is subject to performance-based vesting conditions shall be calculated, paid and delivered at the target level without regard to any performance goal otherwise applicable;

(D)    a lump sum payment of an amount equal to all Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), premiums that would be payable during the period beginning on the Termination Date and ending on the date that is 18 months (or, if the Termination Date occurs during a Protected Period, ending on the date that is 36 months) after the Termination Date, assuming the Executive and the Executive’s eligible dependents who were enrolled in the group health plans of the Company as of the Termination Date elected continuation coverage under such group health plans, as in effect, and at the applicable COBRA rates, as of the Termination Date, without regard to whether the Executive and the Executive’s dependents actually elected such coverage or whether actual COBRA coverage is applicable for the above referenced time period, payable on the 60th day following the Termination Date; and

(E)    a lump sum payment equal to (as applicable): (A) 100% of the value of the Executive’s paid time off days (which, for purposes of this Agreement, shall be calculated as 1/365th of the Executive’s annualized Base Salary multiplied by each applicable day of paid time off for which Executive is being paid) for the year in which the Termination Date occurs if the Termination Date occurs on or prior to March 30 of such calendar year; (B) 75% of the value of the Executive’s paid time off days for the year in which the Termination Date occurs if the Termination Date occurs between April 1 and June 30 of such calendar year; (C) 50% of the value of the Executive’s paid time off days for the year in which the Termination Date occurs if the Termination Date occurs between July 1 and September 30 of such calendar year; or (D) 25% of the value of the Executive’s paid time off days for the year in which the Termination Date occurs if the Termination Date occurs on or after October 1 of such calendar year, payable on the 60th day following the Termination Date.

(b)    The Company shall have no obligation to provide the benefits set forth in Section 5.2(a) (other than the Accrued Benefits) in the event that the Executive has breached any of the provisions of Section 6. Subject to Section 8.15(b), payments pursuant to Section 5.2(a) that would otherwise have been owed to the Executive prior to the 60th day after termination of employment shall be made to the Executive on the 60th day after such termination of employment.

5.3    Due to Executive’s Death or Disability.

(a)    If during the Term the Executive’s employment terminates due to the Executive’s death or Disability, the Executive shall be entitled to the Accrued Benefits, and, beginning on the 60th day after such termination of employment, but only if prior to such date, the Executive or the Executive’s estate, as applicable, has executed and not revoked within the revocation period a valid and reasonable release agreement consistent with the terms of this Agreement prior to such date, the Executive or the Executive’s estate shall also be entitled to:

(A)    a lump-sum cash payment equal to the Target Bonus for the calendar year in which the Termination Date occurs, payable on the 60th day following the Termination Date;

(B)    any Equity-Based Incentive held by the Executive which have not vested prior to the Termination Date shall immediately vest and any outstanding Equity-Based Incentives held by the Executive which are stock options shall remain exercisable until the earlier to occur of (A) the first anniversary of the effective date of such termination and (B) the final stated expiration date of the applicable Equity-Based Incentive; provided that any Equity-Based Award that is subject to performance-based vesting conditions shall be calculated, paid and delivered at the target level without regard to any performance goal otherwise applicable;

(C)    a lump-sum payment equal to (as applicable): (A) 100% of the value of the Executive’s paid time off days (which, for purposes of this Agreement, shall be calculated as 1/365th of the Executive’s annualized Base Salary multiplied by each applicable day of paid time off for which Executive is being paid) for the year in which the Termination Date occurs if the Termination Date occurs on or prior to March 30 of such calendar year; (B) 75% of the value of the Executive’s paid time off days for the year in which the Termination Date occurs if the Termination Date occurs between April 1 and June 30 of such calendar year; (C) 50% of the value of the Executive’s paid time off days for the year in which the Termination Date occurs if the Termination Date occurs between July 1 and September 30 of such calendar year; or (D) 25% of the value of the Executive’s paid time off days for the year in which the Termination Date occurs if the Termination Date occurs on or after October 1 of such calendar year, payable on the 60th day following the Termination Date.

(b)    The Company shall have no obligation to provide the benefits set forth in Section 5.3(a) (other than the Accrued Benefits) in the event that the Executive has breached any of the provisions of Section 6. Payments pursuant to Section 5.3(a) that would otherwise have been owed to the Executive prior to the 60th day after termination of employment shall be made to the Executive on the 60th day after such termination of employment.

5.4    Removal from any Boards and Position. If the Executive’s employment terminates for any reason, the Executive shall be deemed to resign (i) if a member, from the Board or the board of managers of any other Keane Companies (as defined below), or any other board to which he has been appointed or nominated by or on behalf of the Company, and (ii) from any position with any of the Keane Companies.

For purposes of this Agreement, “Keane Companies” means the Company and all of its subsidiaries, successors and assigns.

6.    Restrictions and Obligations of the Executive.

6.1    Confidentiality. (a) During the course of the Executive’s employment by the Company, the Executive will have access to certain trade secrets and confidential information relating to the Company and its affiliates (the “Protected Parties”) which is not readily available from sources outside the Company. The confidential and proprietary information and, in any material respect, trade secrets of the Protected Parties are among their most valuable assets, including, but not limited to, their customer, supplier and vendor lists, databases, competitive strategies, computer programs, frameworks or models, their marketing programs, their sales, financial, marketing, training and technical information, and any other information, whether communicated orally, electronically, in writing or in other tangible forms concerning how the Protected Parties create, develop, acquire or maintain their products and marketing plans, target their potential customers and operate their drilling and hydraulic fracturing services and other businesses. The Protected Parties invested, and continue to invest, considerable amounts of time and money in their process, technology, know-how, obtaining and developing the goodwill of their customers, their other external relationships, their data systems and data bases, and all the information described above (hereinafter collectively referred to as “Confidential Information”), and any misappropriation or unauthorized disclosure of Confidential Information in any form would irreparably harm the Protected Parties. The Executive acknowledges that such Confidential Information constitutes valuable, highly confidential, special and unique property of the Protected Parties. The Executive shall hold in a fiduciary capacity for the benefit of the Protected Parties all Confidential Information relating to the Protected Parties and their businesses, which shall have been obtained by the Executive during the Executive’s employment by the Company and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). During the period the Executive is employed by the Company or at any time thereafter, the Executive shall not disclose any Confidential Information, directly or indirectly, to any person or entity for any reason or purpose whatsoever, nor shall the Executive use it in any way, except (i) in the course of the Executive’s employment with, and for the benefit of, the Protected Parties; (ii) to enforce any rights or defend any claims hereunder or under any other agreement to which the Executive is a party; provided that such disclosure is relevant to the enforcement of such rights or defense of such claims and is only disclosed in the formal proceedings related thereto; (iii) when required to do so by a court of law, by any governmental agency having supervisory authority over the business of any of the Keane Companies or by any administrative or legislative body (including a committee thereof) with jurisdiction to order him to divulge, disclose or make accessible such information; provided that the Executive shall give prompt written notice to the Company of such requirement, disclose no more information than is so required, and cooperate with any attempts by the Company to obtain a protective order or similar treatment; (iv) as to such Confidential Information that becomes generally known to the public or trade without his violation of this Section 6.1(a); or (v) to the Executive’s spouse, attorney and/or his personal tax and financial advisors as reasonably necessary or appropriate to advance the Executive’s tax, financial and other personal planning (each, an “Exempt Person”); provided, however, that any disclosure or use of Confidential Information by an Exempt Person shall be deemed to be a breach of this Section 6.1(a) by the Executive. The Executive shall take all reasonable steps to safeguard the Confidential Information and to protect it against disclosure, misuse, espionage, loss and theft. The Executive understands and agrees that the Executive shall acquire no rights to any such Confidential Information.

(b)    All files, records, documents, drawings, specifications, data, computer programs, evaluation mechanisms and analytics, and similar items relating thereto or to the business engaged in by the Keane Companies (the “Business”), as well as all customer lists, specific customer information, compilations of product research and marketing techniques of any of the Keane Companies, whether prepared by the Executive or otherwise coming into the Executive’s possession, shall remain the exclusive property of the Keane Companies.

(c)    It is understood that while employed by the Company, the Executive will promptly disclose to it, and assign to it the Executive’s interest in, any invention, improvement or discovery made or conceived by the Executive, either alone or jointly with others, which arises out of the Executive’s employment. At the Company’s request, the Executive will assist any of the Keane Companies during the period of the Executive’s employment by the Company and thereafter (but subject to reasonable notice and taking into account the Executive’s schedule) in connection with any controversy or legal proceeding relating to such invention, improvement or discovery and in obtaining domestic and foreign patent or other protection covering the same, subject to Section 6.2(b).

6.2    Cooperation. (a) During the Term and thereafter, the Executive shall cooperate fully with any investigation or inquiry by the Company or any governmental or regulatory agency or body that relates to the Company or its subsidiaries’ or affiliates’ operations during the Term.

(b)    To the extent that, following the date of termination of the Executive’s employment, (i) the Company requests the Executive’s assistance pursuant to Section 6.1(c) and/or (ii) the Executive’s cooperation is requested pursuant to Section 6.2(a), then (x) the Company shall make reasonable efforts to minimize disruption of the Executive’s other activities, (y) the Company shall reimburse the Executive for all reasonable expenses incurred in connection with such cooperation, and (z) to the extent that more than incidental cooperation is required, the Company shall compensate the Executive at an hourly rate based on the Executive’s Base Salary as in effect immediately prior to the date of termination of the Executive’s employment.

6.3    Non-Solicitation or Hire. During the Restricted Period (as defined in Section 6.4 below), the Executive shall not (a) directly or indirectly solicit, attempt to solicit or induce (x) any party who is a customer of any of the Keane Companies, who was a customer of any of the Keane Companies at any time during the 12-month period immediately prior to the date the Executive’s employment terminates, or who was a prospective customer that has been identified and targeted by the Keane Companies immediately prior to the date the Executive’s employment terminates, for the purpose of marketing, selling or providing to any such party any services or products offered by or available from any of the Keane Companies on the date the Executive’s employment terminates, or (y) any supplier or prospective supplier to any of the Keane Companies to terminate, reduce or alter negatively its relationship with any of the Keane Companies or in any manner interfere with any agreement or contract between any of the Keane Companies and such supplier, or (b) hire any employee of any of the Keane Companies (a “Current Employee”) or any person who was an employee of any of the Keane Companies during the 12-

month period immediately prior to the date the Executive’s employment terminates (a “Former Employee”), or directly or indirectly solicit, or attempt to solicit, or induce a Current or Former Employee to terminate such employee’s employment relationship with any of the Keane Companies in order, in either case, to enter into a similar relationship with the Executive, or any other person or any entity; provided, however, that it shall not be a violation of the covenants set forth in clause (b) of this sentence for the Executive to make good faith, generalized solicitations for employees (not specifically targeted at Current Employees or Former Employees) through advertisements or search firms.

6.4    Non-Competition. During the Restricted Period (as defined below), the Executive shall not, without the Company’s prior written consent, whether individually, as a director, manager, member, stockholder, partner, owner, employee, consultant or agent of any business, or in any other capacity, other than on behalf of any of the Keane Companies, organize, establish, own, operate, manage, control, engage in, participate in, invest in, permit his name to be used by, act as a consultant or advisor to, render services for (alone or in association with any person, firm, corporation or business organization), or otherwise assist any person or entity that engages in or owns, invests in, operates, manages or controls any venture or enterprise which engages or proposes to engage in any business conducted by any of the Keane Companies, or any business of which the Keane Companies has specific plans to engage in, on the date of the Executive’s termination of employment (the “Business”). Notwithstanding the foregoing, nothing in this Agreement shall prevent the Executive from owning for passive investment purposes not intended to circumvent this Agreement, less than 3% of the publicly traded common equity securities of any company engaged in the Business (so long as the Executive has no power to manage, operate, advise, consult with or control the competing enterprise and no power, alone or in conjunction with other affiliated parties, to select a director, manager, general partner or similar governing official of the competing enterprise other than in connection with the normal and customary voting powers afforded the Executive in connection with any permissible equity ownership).

For purposes of Sections 6.3 and 6.4, the “Restricted Period” means the period that begins on the Effective Date and ends on:

(a)    The 24-month anniversary of the date of the Executive’s termination of employment if the Executive’s employment with the Company terminates for any reason except (i) by the Company for Cause, (ii) by the Executive without Good Reason or (iii) due to the Company giving the Executive written notice of its election not to renew the Term pursuant to Section 2 for any additional period following the completion of the fifth year of the Term;

(b)    The 12-month anniversary of the date of the Executive’s termination of employment if the Executive’s employment with the Company is terminated (i) by the Company for Cause, (ii) by the Executive without Good Reason, or (iii) due to the Company giving the Executive written notice of its election not to renew the Term pursuant to Section 2 for any additional period following the completion of the fifth year of the Term; or

(c)    The date of the Executive’s death.

6.5    Property. The Executive acknowledges that all originals and copies of materials, records and documents generated by him or coming into his possession during his employment by the Company (prior to or during the Term) are the sole property of the Company (“Company Property”). During the Term, and at all times thereafter, the Executive shall not remove, or cause to be removed, from the premises of the Company, copies of any record, file, memorandum, document, computer-related information or equipment, or any other item relating to the business of the Company, except in furtherance of his duties under the Agreement. When the Executive’s employment with the Company terminates, or upon request of the Company at any time, the Executive shall promptly deliver to the Company all copies of Company Property in his possession or control.

6.6    Nondisparagement. The Executive agrees that he will not, during the duration of the Term and at any time thereafter, publish or communicate to any person or entity any Disparaging (as defined below) remarks, comments or statements concerning the Keane Companies or Cerberus Capital Management, L.P. The Company agrees to instruct the current members of the Board and senior management not to publish or communicate to any person or entity any Disparaging remarks, comments or statements concerning the Executive. “Disparaging” remarks, comments or statements are those that are intended to impugn the character, honesty, integrity or morality or business acumen or abilities in connection with any aspect of the operation of the business of the individual or entity being disparaged. Notwithstanding the foregoing, nothing in this Agreement shall be construed to preclude truthful disclosures in response to lawful process as required by applicable law, regulation, or order or directive of a court, governmental agency or regulatory organization.

7.    Remedies; Specific Performance. The Parties acknowledge and agree that the Executive’s breach or threatened breach of any of the restrictions set forth in Section 6 will result in irreparable and continuing damage to the Protected Parties for which there may be no adequate remedy at law and that the Protected Parties shall be entitled to seek equitable relief, including specific performance and injunctive relief as remedies for any such breach or threatened or attempted breach, without requiring the posting of a bond. The Executive hereby consents to the grant of an injunction (temporary or otherwise) against the Executive or the entry of any other court order against the Executive prohibiting and enjoining him from violating, or directing him to comply with, any provision of Section 6. The Executive also agrees that such remedies shall be in addition to any and all remedies, including damages, available to the Protected Parties against him for such breaches or threatened or attempted breaches. In addition, without limiting the Protected Parties’ remedies for any breach of any restriction on the Executive set forth in Section 6, except as required by law, in the event a court of competent jurisdiction determines that the Executive has breached the covenants applicable to the Executive contained in Section 6, the Executive will immediately return to the Protected Parties any payments previously paid to the Executive pursuant to Section 5.2 or 5.3 (other than the Accrued Benefits), and the Protected Parties will have no obligation to pay any of the amounts that remain payable by the Company under Section 5.2 or 5.3 (other than the Accrued Benefits).

8.    Other Provisions.

8.1    Directors’ and Officers’ Insurance. During the Term and thereafter, the Company shall provide the Executive with coverage under its current directors’ and officers’ liability policy that is no less favorable in any respect than the coverage then provided to any other similarly situated executive or former executive of the Company.

8.2    Notices. Any notice or other communication required or which may be given hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid or overnight mail, and shall be deemed given when so delivered personally or sent by facsimile transmission, or, if mailed, four business days after the date of mailing or one business day after overnight mail, as follows:

(a)    If the Company, to the Company’s headquarters as it may be from time-to-time (attention: General Counsel).

(b)    If the Executive, to the Executive’s home address reflected in the Company’s records.

8.3    Entire Agreement. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

8.4    Representations and Warranties. The Executive represents and warrants that (a) he has the full right and authority to enter into this Agreement, (b) he has provided the Company with documentation related to any restrictions to his future employment and that he is not a party to or subject to any restrictive covenants, legal restrictions or other agreements in favor of any entity or person which could arguably, in any way, preclude, inhibit, impair or limit the Executive’s ability to perform his obligations under this Agreement, including, but not limited to, non-competition agreements, non-solicitation agreements or confidentiality agreements, (c) in connection with the Executive’s employment with the Company, he shall not use any confidential or proprietary information he may have obtained in connection with employment with any prior employer, and (d) the performance of the Executive’s obligations to the Company during the Term shall not breach any agreement by which the Executive is bound not to disclose any confidential or proprietary information.

8.5    Waiver and Amendments. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any right, power or privilege hereunder, nor any single or partial exercise of any right, power or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

8.6    Prior Employer.

(a)    As a condition to the Executive’s employment by the Company, the Executive agrees that he shall comply with the terms of his employment agreement with his immediately-prior employer, including any requirement that the Executive provide notice prior to terminating his employment that is not waived by such immediately-prior employer.

(b)    The Executive represents and warrants that, to his knowledge, he is not subject to any restrictions, contractual or otherwise, that prevent him from performing under this Employment Agreement as of the Effective Date.

(c)    The Company shall control any proceeding to defend any disputes with the Executive’s immediately-prior employer related to the Executive’s right to perform duties under this Agreement; provided that the Company agrees that it shall not enter into any agreement or settlement with the Executive’s immediately-prior employer with respect to any claims against the Executive in connection with any such dispute without the prior express written consent of the Executive, which consent shall not be unreasonably withheld or delayed. The Company shall pay the Executive’s reasonable fees for legal and other related expenses associated with any such proceeding; provided that the Executive agrees that he shall reasonably cooperate with the Company on any strategy or course of action to be pursued by the Company in connection with any such proceeding.

(d)    In the event that the Executive’s right to perform duties under this Agreement is in any manner restricted as a result of any obligation to his immediately-prior employer, then, the Executive shall immediately cease providing services to the Company to the extent of such restriction during the period of such restriction, but this Agreement and the rights of the Parties hereunder shall otherwise remain in full force and effect.

8.7    Vesting of Equity-Based Incentives. In the event of a conflict between the terms and provisions of this Agreement relating to the vesting of Equity-Based Incentives and any other terms and provisions governing any Equity-Based Incentives held (now or in the future) by the Executive (including, without limitation, the terms and provisions contained in the agreements and/or plans pursuant to which such Equity-Based Incentives were (or will in the future be) granted), the terms and provisions of this Agreement shall control.

8.8    Governing Law, Dispute Resolution and Venue.

(a)    This Agreement shall be governed and construed in accordance with the laws of the state of Texas, unless superseded by federal law.

(b)    The Parties agree irrevocably to submit to the exclusive jurisdiction of the federal courts or, if no federal jurisdiction exists, the state courts, located in Harris County, Texas, for the purposes of any suit, action or other proceeding brought by any party arising out of any breach of any of the provisions of this Agreement and hereby waive, and agree not to assert by way of motion, as a defense or otherwise, in any such suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of the above-named courts, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that the provisions of this Agreement may not be enforced in or by such courts. IN ADDITION, THE PARTIES AGREE TO WAIVE TRIAL BY JURY.

8.9    Assignability by the Company and the Executive. This Agreement, and the rights and obligations hereunder, may not be assigned by the Company or the Executive without written consent signed by the other party; provided that the Company shall cause this Agreement to be assumed by any successor that continues the business of the Company, including any person or entity that acquires all or substantially all of the assets of the Company.

8.10    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

8.11    Headings, Sections. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein. References to “Sections” are to Sections of this Agreement unless otherwise specified.

8.12    Severability. If any term, provision, covenant or restriction of this Agreement, or any part thereof, is held by a court of competent jurisdiction of any foreign, federal, state, county or local government or any other governmental, regulatory or administrative agency or authority to be invalid, void, unenforceable or against public policy for any reason, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected or impaired or invalidated. The Executive acknowledges that the restrictive covenants contained in Section 6 are a condition of this Agreement and are reasonable and valid in temporal scope and in all other respects.

8.13    Judicial Modification. If any court determines that any of the covenants in Section 6, or any part of any of them, is invalid or unenforceable, the remainder of such covenants and parts thereof shall not thereby be affected and shall be given full effect, without regard to the invalid portion. If any court determines that any of such covenants, or any part thereof, is invalid or unenforceable because of the geographic or temporal scope of such provision, such court shall reduce such scope to the minimum extent necessary to make such covenants valid and enforceable.

8.14    Tax Withholding. The Company or other payor is authorized to withhold from any benefit provided or payment due hereunder the amount of withholding taxes due any federal, state or local authority in respect of such benefit or payment and to take such other action as may be necessary in the opinion of the Board to satisfy all obligations for the payment of such withholding taxes.

8.15    Section 409A. (a) The intent of the parties is that payments and benefits under this Agreement comply with or be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted and administered to be in compliance with Code Section 409A. Any term used in this Agreement which is defined in Code Section 409A or the regulations promulgated thereunder (the “Regulations”) shall have the meaning set forth therein unless otherwise specifically defined herein. Any obligations under this Agreement that arise in connection with Executive’s “termination of employment,” “termination” or other similar references shall only be triggered if the termination of employment or termination qualifies as a “separation from service” within the meaning of § 1.409A-1(h) of the Regulations.

(b)    Notwithstanding any other provision of this Agreement, if at the time of the termination of the Executive’s employment, the Executive is a “specified employee,” as defined in Section 409A or the Regulations, and any payments upon such termination under this Agreement hereof will result in additional tax or interest to the Executive under Code Section 409A, he will not be entitled to receive such payments until the date which is the earlier of (i) six months and one day after such separation from service and (ii) the date of the Executive’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 8.15(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or provided to the Executive in a lump-sum and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c)    If any expense reimbursement or in-kind benefit provided to the Executive under this Agreement is determined to be “deferred compensation” within the meaning of Section 409A, then such reimbursement or in-kind benefit shall be made or provided in accordance with the requirements of Code Section 409A, including that (i) in no event shall any fees, expenses or other amounts eligible to be reimbursed by the Company under this Agreement be paid later than December 31 of the year following the year during which the applicable fees, expenses or other amounts were incurred; (ii) the amount of expenses eligible for reimbursement, or in-kind benefits that the Company is obligated to pay or provide, in any given calendar year shall not affect the expenses that the Company is obligated to reimburse, or the in-kind benefits that the Company is obligated to pay or provide, in any other calendar year; provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect; (iii) the Executive’s right to have the Company pay or provide such reimbursements and in-kind benefits may not be liquidated or exchanged for any other benefit; and (iv) in no event shall the Company’s obligations to make such reimbursements or to provide such in-kind benefits apply later than the Executive’s remaining lifetime (or if longer, through the tenth anniversary of the Effective Date).

(d)    For purposes of Code Section 409A, the Executive’s right to receive any installment payments shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (for example, “payment shall be made within 30 days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company. In no event may the Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement, to the extent such payment is subject to Code Section 409A.

(e)    In addition, if any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would subject the Executive to any additional tax or interest under Code Section 409A, then the Company shall, after consulting with and receiving the approval of the Executive, reform such provision in a manner intended to avoid the incurrence by the Executive of any such additional tax or interest; provided that the Company shall maintain, to the maximum extent practicable, the original intent of the applicable provision without subjecting the Executive to such additional tax or interest.

8.16    Protected Rights.

(a)    The Executive understands that this Agreement does not limit the Executive’s ability to communicate with the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”), including to report possible violations of federal law or regulation or making other disclosures that are protected under the whistleblower provisions of federal law or regulation, or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company.

(b)    Executive shall not be criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (i) is made (A) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (i) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

8.17    No Mitigation; No Set-off. In the event of any termination of the Executive’s employment, he shall be under no obligation to seek other employment or take any other action by way of mitigation of the amounts payable, or benefits provided, to the Executive under any of the provisions of this Agreement. The Company’s obligation to make the payments, and provide the benefits, provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by (i) any set-off, counterclaim, recoupment, defense or other claim, right or action that the Company may have against the Executive or others, or (ii) except as provided in Section 5.2(a)(C), any remuneration or benefits attributable to any subsequent employment with an unrelated person, or any self-employment, that the Executive may obtain. Any amounts due under Section 5.2 are considered reasonable by the Company and are not in the nature of a penalty.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have executed this Agreement as of the day and year first above mentioned.

EXECUTIVE:

/s/ Robert Drummond
Name: Robert Drummond

KEANE GROUP, INC.

By:	/s/ Kevin McDonald
Name:	Kevin McDonald
Title:	General Counsel